Filed Pursuant to Rule 424(b)(3)
File No.  333-139299

PROSPECTUS SUPPLEMENT NO. 4
to Prospectus declared
effective on June 13, 2007
(Registration No. 333-139299)

ALLEGRO BIODIESEL CORPORATION

This Prospectus Supplement No. 4 supplements our Prospectus declared effective on June 13, 2007. The securities that are the subject of the Prospectus have been registered for resale by certain of our investors.

This Prospectus Supplement No. 4 includes the following attached document: our Form 8-K dated November 23, 2007, which was filed with the SEC on November 29, 2007 (the “8-K”). As reported in the 8-K, on November 23, 2007, we purchased a minority interest in Community Power Corporation, a developer of biomass generation technology and products (“CPC”), for $1 million. The purchase price was obtained from a loan made to us by Monarch Pointe Fund, Ltd., a fund managed by M.A.G. Capital, LLC (“Monarch Pointe”), pursuant to a convertible promissory note issued by us to Monarch Point. Our investment was made in connection with discussions between us and CPC concerning a potential strategic transaction, which we first reported in our Form 8-K dated November 14, 2007. Such Form 8-K was filed with the SEC on November 16, 2007, and was included with Prospectus Supplement No. 3. Please review the 8-K for more information concerning our investment in CPC.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 4 is December 12, 2007.

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 23, 2007

ALLEGRO BIODIESEL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-21982	20-5748331
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6033 West Century Boulevard, Suite 1090, Los Angeles, California 90045
(Address of principal executive offices)

Registrant’s telephone number, including area code: (310) 670-2093

           Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of Allegro under any of the following provisions (see General Instruction A.2.below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On November 23, 2007, we entered into a stock purchase agreement to acquire a minority interest in Community Power Corporation (“CPC”), a developer of biomass power generation technology and products, for $1,000,000. The purchase price was obtained from a loan by Monarch Pointe Fund, Ltd. (“Monarch Pointe”), a fund managed by M.A.G. Capital, LLC (“MAG”). The loan was funded on November 23, 2007, and November 26, 2007, pursuant to a convertible promissory note issued by us to Monarch Pointe as of November 21, 2007 (the “Convertible Note”). The Convertible Note is unsecured, accrues interest at 7% per annum, is due on March 31, 2008, and is convertible into our common stock at any time at either party’s election at a conversion price of $0.65 per share. MAG and its funds are shareholders of Allegro, and an affiliate of MAG is a minority shareholder of CPC.

Our investment was made in connection with discussions between us and CPC concerning a potential strategic transaction, which we disclosed in a Form 8-K we filed with the Securities and Exchange Commission on November 16, 2007. The stock purchase agreement contains customary representations, warranties and covenants made by each party, and CPC has agreed to indemnify and hold us harmless for any losses suffered by us as a result of a breach of the representations, warranties or covenants made by the CPC, up to $1,000,000. Subject to certain exceptions, the CPC’s liability for indemnification obligations expires 30 months from the closing date of our purchase.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

	10.1	Stock Purchase Agreement dated November 23, 2007, between Community Power Corporation and the Registrant.

	10.2	Convertible Promissory Note dated November 21, 2007, between Monarch Pointe Fund, Ltd. and the Registrant.

	99.1	Press Release dated November 29, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunder duly authorized.

Date: November 29, 2007

ALLEGRO BIODIESEL CORPORATION

By:	/s/ Heng Chuk
Heng Chuk
Chief Financial Officer

Execution Copy

STOCK PURCHASE AGREEMENT

dated as of November 23, 2007

between

ALLEGRO BIODIESEL CORPORATION

and

COMMUNITY POWER CORPORATION

iii

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of November 23, 2007, between Allegro Biodiesel Corporation, a Delaware corporation (“Purchaser”), and Community Power Corporation, a Colorado corporation (the “Company”).

WHEREAS, the Company is engaged in the business of developing, commercializing, marketing and selling modular biopower systems;

WHEREAS, Purchaser desires to purchase from the Company, and the Company is willing to sell to Purchaser, a total of [XX] shares of common stock, par value $.001 per share of the Company (the “Common Stock”), upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, capitalized terms used herein without definition have the respective meanings set forth in Article VII.

NOW, THEREFORE, in consideration of the premises, the terms and provisions set forth herein, the mutual benefits to be gained by the performance thereof and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE

Section 1.1 Purchase and Sale of the Common Stock. Upon the terms and subject to the conditions set forth herein on the date hereof the Company shall issue, sell, assign, transfer and deliver to Purchaser [XX] shares of Common Stock (the “Closing Shares”), free and clear of all Liens, and Purchaser shall acquire and accept the Closing Shares from the Company, in consideration for a payment by Purchaser to the Company, to be paid as set forth in Section 2.2, equal $1,000,000.00.

ARTICLE II
CLOSING

Section 2.1 Closing Dates. The closing of the purchase and sale of the Closing Shares pursuant to this Agreement (the “Closing”) shall take place at the offices of Sidley Austin LLP, 555 West Fifth Street, Los Angeles, California 90013 at 10:00 a.m., local time on the date hereof (the “Closing Date”).

Section 2.2 Payments. (a) At the Closing, Purchaser shall pay to the Company $750,000.00, by wire transfer of immediately available funds to the bank account of the Company specified on Exhibit A.

(b) On November 26, 2007, Purchaser shall pay to the Company $250,000.00, by wire transfer of immediately available funds to the bank account of the Company specified on Exhibit A

Section 2.3 Deliveries to Purchaser.On November 23, 2007, the Company shall deliver, or shall cause to be delivered, to Purchaser a copy of a stock certificate representing three quarters of the Closing Shares in the name of Purchaser. On November 26, 2007, the Company shall deliver, or shall cause to be delivered, to Purchaser a copy of a stock certificate representing the remaining Closing Shares in the name of Purchaser. Original stock certificates shall be overnighted to Purchaser within two Business Days of issuance.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Purchaser that, except as set forth in the Disclosure Schedule delivered by the Company to Purchaser (the “Company Disclosure Schedule”):

Section 3.1 Organization; Power and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado. The Company is duly qualified to transact business as a foreign corporation and is in good standing in each of the jurisdictions in which the ownership or leasing of its properties and assets or the conduct of its business requires such qualification, and no other jurisdiction has demanded, requested or otherwise indicated that the Company is required to so qualify. The Company has all requisite corporate power and authority to own, lease and operate its assets and properties and to conduct its businesses and operations as presently being conducted. The Company is in compliance with the provisions of the Company’s Organizational Documents.

Section 3.2 Authorization; Execution and Validity. The Company has all requisite corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of the Company and no other action on the part of the Company or its stockholders is necessary to authorize this Agreement and the transactions contemplated hereby. Upon the execution and delivery hereof by the Company this Agreement will constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.3 Absence of Conflicts. The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby will not (a) result in any violation or breach of any provision of the Organizational Documents of the Company, (b) result in any violation or breach of, or constitute a default under, or constitute an event creating rights of acceleration, prepayment, termination, amendment, suspension, revocation or cancellation or a loss of rights under, any term or provision of any note, bond, mortgage, indenture, lease, franchise, permit, license, material contract or other material instrument or document to which the Company is a party or by which its properties or assets are bound, (c) result in any violation of any Requirements of Law or any Court Order applicable to the Company or its properties or assets or (d) result in the creation of, or impose on the Company any obligation to create, any Lien upon any properties or assets of the Company.

Section 3.4 Governmental and Third Party Approvals. There is no requirement applicable to the Company to obtain any Consent of, or to make or effect any declaration, filing or registration with, any Governmental Authority or other Person for the valid execution and delivery by the Company of this Agreement, the due performance by the Company of its obligations hereunder or the lawful consummation of the transactions contemplated hereby.

Section 3.5 Capitalization of the Company. (a) The authorized capital stock of the Company consists of [XX] shares of Common Stock.

(b) At the close of business on the date of this Agreement, [XX] shares of Common Stock were issued and outstanding, including the Closing Shares.

(c) The Common Stock constitutes all of the authorized, issued and outstanding Equity Interests in the Company. The Common Stock (including the Common Stock to be sold by the Company to Purchaser hereunder) has been duly authorized by all necessary corporate action on the part of the Company, has been validly issued and is fully paid and nonassessable. No Common Stock (including the Common Stock to be sold by the Company to Purchaser hereunder) was issued in violation of any preemptive rights or is subject to any preemptive rights in favor of any other Person and all of the Common Stock (including the Common Stock to be sold by the Company to Purchaser hereunder) has been offered, issued, sold and delivered by the Company in compliance with all applicable federal and state securities laws. There are no outstanding options, warrants, calls, rights, convertible securities or other agreements or commitments of any character pursuant to which the Company is or may be obligated to issue or sell any issued or unissued Equity Interests in the Company.

(d) The Company is not a party to or bound by and, to Company’s Knowledge, there does not exist any stockholder agreement, voting trust agreement or any other similar contract, agreement, arrangement, commitment, plan or understanding restricting or otherwise relating to the voting, dividend, ownership or transfer rights of any shares of Common Stock.

(b) There are no accrued and unpaid dividends (whether or not declared) with respect to the Common Stock or any other Equity Interests of the Company.

Section 3.6 Financial Statements. Section 3.6 of the Company Disclosure Schedule contains (i) the unaudited balance sheets of the Company as of December 31, 2006 and December 31, 2005, respectively, and the related income statement for the fiscal years then ended, and (ii) the unaudited balance sheet of the Company as of July 31, 2007, and the related income statement of income for the period then ended (collectively, the “Financial Statements”). Except as set forth therein or in the notes thereto (in the case of the Audited Financial Statements), the Financial Statements fairly present on a cash basis in all material respects, the financial position and results of operations of the Company as of their respective dates and for the respective periods covered thereby, subject to normal year-end adjustments. The Company has not sponsored or established any special purpose vehicle or entity that is required to be consolidated with the Company pursuant to Interpretation No. 46R of the Financial Accounting Standards Board that has not been so consolidated in the Financial Statements.

Section 3.7 Liabilities. The Company is not subject to any material liability (including unasserted claims, whether known or unknown), whether absolute, contingent, accrued or otherwise, which is not shown or which is in excess of amounts shown or reserved for on the July 31, 2007 Financial Statements, other than liabilities of the same nature as those set forth on the July 31, 2007 Financial Statements and the notes thereto and reasonably incurred in the ordinary course of business consistent with past practice after the Balance Sheet Date which are not, individually or in the aggregate, material.

Section 3.8 Absence of Certain Changes. Since the Balance Sheet Date, other than transactions and potential transactions with M.A.G Capital LLC, the business of the Company has been conducted in the ordinary course of business, and there has not been:

(a) any Material Adverse Change;

(b) any material damage, destruction, loss or casualty to, or condemnation or other taking of, any properties or assets of the Company (whether or not covered by insurance);

(c) the creation of any Lien (other than a Permitted Lien) on any material properties or assets of the Company (other than a Lien resulting from a transaction between Purchaser and the Company or M.A.G Capital LLC and the Company);

(d) the transfer, lease, license, sale or other disposition of any material properties or assets of the Company;

(e) any acquisition or agreement to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, limited liability company, association or other business organization or division thereof;

(f) any alteration through merger, liquidation, reorganization, restructuring or in any other fashion the Company’s corporate structure or adoption of a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other corporate or legal entity reorganization

(g) (A) any declaration, setting aside, or payment of any dividend or other distribution in respect of the capital stock of the Company or otherwise make any payments to its stockholders in their capacity as such, (B) split, combination or reclassification of any of the Company’s Equity Interests or issuance, sale or authorization of the issuance of any other securities in respect of, in lieu of or in substitution for any Equity Interests or (C) purchase, redemption or other acquisition of any Equity Interests or any other securities of the Company;

(h) any material change in any investment, financial reporting, or accounting practice or policy followed by the Company, or in any assumption underlying such a practice or policy, or in any method of calculating any contingency or other reserve for financial reporting purposes or for any other accounting purposes;

(i) any amendment to the Organizational Documents of the Company;

(j) any material change in the business or operations of the Company;

(k) the cancellation of any material debts owed to or claims held by the Company (including the settlement of any claims or litigation) or waiver of any other material rights held by the Company other than in the ordinary course of business consistent with past practice; or

(l) any commitment or agreement to do any of the foregoing.

Section 3.9 Subsidiaries; Investments. The Company does not (and has not), directly or indirectly, own, of record or beneficially, or have voting rights with respect to, any capital stock or other Equity Interests (or any right, contingent or otherwise, to acquire the same) in any Person.

Section 3.10 Title to Tangible Assets; Sufficiency of Assets. The Company has good, valid and marketable title to, and is the lawful owner of, each item of tangible personal property, intangible assets and equipment used by them it connection with the conduct of its business, in each case, free and clear of all Liens, other than Permitted Liens and liens related to the Company’s existing lines of credit with banks. The Leasehold Property and owned and leased tangible personal property of the Company are in all material respects in good condition (subject to normal wear and tear). On the date hereof, the assets and properties of the Company constitute all of the assets and properties necessary to own and operate the businesses of the Company as currently owned and operated, except as would not reasonably be expect to have a Material Adverse Effect.

Section 3.11 Contracts. The Company is not a party to or bound by:

(a) any agreement that (i) limits or restricts where the Company may conduct business or the right of the Company to sell or distribute any products or services to any Person, (ii) contains any covenant or provision prohibiting the Company from engaging in any line or type of business or (iii) grants any exclusive rights to make, sell or distribute the Company’s products or services; or

(b) any “standstill” or similar agreement that restricts the Company’s right to acquire any security or business.

Section 3.12 Status of Contracts. Each of the material leases, contracts, licenses and other agreements of the Company (collectively, the “Company Agreements”) constitutes a valid and binding obligation of the parties thereto and is in full force and effect and will continue in full force and effect after the Closing without breaching the terms thereof or resulting in the forfeiture or impairment of any rights thereunder and without the consent, approval or act of, or the making of any filing with, any other Person. The Company has fulfilled and performed its material obligations under each of the Company Agreements, and the Company is not in, or alleged to be in, material breach or default under, nor is there or is there alleged to be any basis for termination of, any of the Company Agreements, and no other party to any of the Company Agreements has breached or defaulted thereunder, and no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by the Company or by any other such party. The Company is not currently renegotiating any of the Company Agreements or paying liquidated damages in lieu of performance thereunder.

Section 3.13 Intellectual Property. a) The Company either: (i) owns the entire right, title and interest in and to all Copyrights, Patent Rights and Trademarks owned by, licensed to or used by the Company, free and clear of Liens except for Permitted Liens or (ii) has the perpetual, royalty-free right to use the same. The Company is listed in the records of the appropriate United States, state or non-U.S. registry as the sole current owner of record for each application or registration for all Copyrights, Patent Rights and Trademarks owned by the Company.

(b) (i) All registrations for Copyrights, Patent Rights and Trademarks owned by the Company are valid and in force, and all applications to register any unregistered Copyrights, Patent Rights and Trademarks are pending and in good standing, all without challenge of any kind; (ii) the Intellectual Property owned by the Company is valid and enforceable; (iii) the Company has the sole and exclusive right to bring actions for infringement, misappropriation, dilution, violation or unauthorized use of the Intellectual Property owned by the Company, and to the Company’s Knowledge, there is no basis for any such action; (iv) the Company has taken all actions reasonably necessary to protect, and where necessary register, the Copyrights, Trademarks, Software, Patent Rights or Trade Secrets owned by the Company; and (v) the Company is not in breach of any agreement affecting the Intellectual Property used by the Company and the Company has not taken any action that would impair or otherwise adversely affect its rights in the Intellectual Property used by the Company.

(c) (i) No infringement, misappropriation, dilution or violation of any Intellectual Property right of any other Person has occurred or results in any way from the operations, activities, products, Software, equipment, machinery or processes used in the Company’s business; (ii) no claim of any infringement, misappropriation, dilution or violation of any Intellectual Property right of any other Person has been made or asserted in respect of the operations of the Company’s business; (iii) no claim of invalidity of any Copyright, Trademark, Patent Right, Software or Trade Secret owned by the Company has been made; (iv) no proceedings are pending or, to the Company’s Knowledge, threatened, which challenge the validity, ownership or use of any Intellectual Property owned by the Company; and (v) the Company has not received notice of any claim that the operations, activities, products, Software, equipment, machinery or processes used in the Company’s business infringe, misappropriate, dilute or violate any Intellectual Property right of any other Person and, to the Company’s Knowledge, there is no basis for any such claim.

(d) The Company has not granted to any third Person any ownership rights, exclusive rights or any rights to sublicense any of the products it develops or sells or any Intellectual Property relating to such products to any third Persons.

Section 3.14 Litigation. There are no Legal Proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of its properties, assets or business or any of its officers, directors, managers, employees, agents or stockholders nor, to the Company’s Knowledge, is there any reasonable and valid basis for any of the same or that (a) relate to this Agreement or any action taken or to be taken by the Company in connection with, or which seek to enjoin or obtain monetary damages in respect of, this Agreement, (b) would reasonably be expected to adversely affect in any material respect the ability of the Company to perform its obligations under and consummate the transactions contemplated by this Agreement or (c) would reasonably be expected to adversely affect in any material respect the Company or its business.

Section 3.15 Employee Benefits. The Company has performed and complied in all material respects with all obligations under or with respect to the Company Plans. No Company Plan is a defined contribution or benefit plan or arrangement. No Company Plan is, nor has the Company or any ERISA Affiliate of the Company at any time sponsored, maintained, contributed to, or had any liability or obligation under any benefit plan, program or arrangement that is, (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) any single employer plan or other pension plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40)(A) of ERISA). All of the Company Plans are sponsored and maintained by the Company.

Section 3.16 Taxes. (a) (i) (A) All Tax Returns required to be filed by or with respect to the Company have been timely filed, (B) all such Tax Returns are complete and accurate and disclose all Taxes required to be paid by the Company for the periods covered thereby, (C) all Taxes owed by the Company have been paid in full, (D) all Tax withholding and deposit requirements imposed on or with respect to the Company have been satisfied in full in all respects, and (E) there are no Liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax assessments (other than Liens for taxes not yet due);

(ii) (A) no claim has been made against the Company for any unpaid Taxes, (B) no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return filed by or with respect to the Company, and (C) no federal, state, local, or foreign audits, examinations, investigations, or other administrative proceedings or court proceedings are presently pending with regard to any Taxes owed by, or Tax Returns filed by or with respect to, the Company;

(iii) there is not in force (A) any extension of time with respect to the due date for the filing of any Tax Return of or with respect to the Company or (B) any waiver of any statute of limitations in respect of, or agreement for any extension of time for the assessment or payment of, any Tax of the Company;

(iv) the Company does not have any liability for Taxes of another Person under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign law), and the Company has never had any direct or indirect Equity Interest in any entity;

(v) (A) none of the property of the Company is subject to a safe-harbor lease (pursuant to section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986) or is “tax-exempt use property” (within the meaning of section 168(h) of the Code) or “tax-exempt bond financed property” (within the meaning of section 168(g)(5) of the Code), (B) none of the property of the Company is properly treated as owned by persons other than the Company for income Tax purposes, and (C) the Company is not properly treated as the owner of any property for income Tax purposes that is owned by any other Person for non-income Tax purposes;

(vi) (A) the Company will not be required to include any amount in income for any taxable period beginning after the Closing Date as a result of a change in accounting method for any taxable period ending on or before the Closing Date and (B) there are no Tax rulings, requests for rulings, or closing agreements relating to the Company, which could affect the Company’s liability for Taxes for any taxable period ending after the Closing Date;

(vii) there are no Tax credits, grants or similar amounts that are or will be subject to “clawback” or recapture as a result of (A) the transactions contemplated by this Agreement or (B) a failure by the Company to satisfy any requirement on which such credit, grant or similar amount is or was conditioned;

(viii) the Company is not a party to any Tax sharing, Tax indemnity, or other agreement or arrangement with any Person that has not been terminated or will not be terminated as of the Closing Date; and

(ix) the Company is not, and has never been, required to make any disclosure to the IRS with respect to any “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(b) No transaction contemplated by this Agreement is subject to withholding under Section 1445 of the Code and no stock transfer Taxes, sales Taxes, use Taxes, real estate transfer or gains Taxes, or other similar Taxes will be imposed on the transactions contemplated by this Agreement.

Section 3.17 Permits; Compliance with Laws. b) The Company owns, holds or possesses all permits, licenses, franchises, exemptions, classifications, privileges, variances, immunities, approvals and other authorizations from Governmental Authorities that are necessary to entitle it to own or lease, operate and use its properties and assets and to carry on and conduct its business as currently conducted (collectively, the “Permits”).

(b) (i) The Company has fulfilled and performed, in all material respects, its obligations under each Permit, and no event has occurred or condition or state of facts exists that constitutes or, after notice or lapse of time or both, would constitute a material breach or default under any such Permit or that Permits or, after notice or lapse of time or both, would permit revocation or termination of any such Permit or that might adversely affect the rights of the Company under any such Permit; (ii) no notice of cancellation, of default or of any dispute concerning any Permit, or of any event, condition or state of facts described in the preceding clause, has been received by, or is known to, the Company; and (iii) each of the Permits is valid, subsisting and in full force and effect and will continue in full force and effect after the consummation of the transactions contemplated by this Agreement, in each case without (x) the occurrence of any breach, default or forfeiture of rights thereunder or (y) the consent, approval or act of, or the making of any filing with, any Governmental Authority.

(c) The Company has conducted its operations in compliance with all Requirements of Law (including Requirements of Law related to employment, employment practices, wages, hours, and terms and conditions of employment), other than instances of non-compliance that would not, individually or in the aggregate, have a Material Adverse Change.

(d) The Company has not received any inquiries from Governmental Authorities outside of the ordinary course of business or objecting to the Company’s actions in any way.

Section 3.18 Environmental Laws. The properties, assets and past and present operations of the Company have been and are in compliance with all Environmental Laws, and no condition exists or event has occurred which, with or without notice or the passage of time or both, would constitute a violation of or give rise to any Lien under any Environmental Law. Without limiting the generality of the foregoing:

(a) To the Company’s Knowledge, any asbestos-containing material which is on or part of any owned real property or leased real property of the Company is in good repair according to the current standards and practices governing such material, and its presence or condition does not violate any currently applicable Environmental Law;

(b) there is not now, nor to the Company’s Knowledge has there ever been, on or in any owned real property or leased real property of the Company (i) any treatment, recycling, storage or disposal of any hazardous substance, hazardous waste, as that term is defined under 40 C.F.R. Part 261 or any state equivalent, that requires or required a Permit pursuant to Section 3005 of RCRA or (ii) any underground storage tank or surface impoundment or landfill or waste pile;

(c) the Company has obtained or filed applications for all material Permits required under applicable Environmental Laws to operate their facilities and conduct their respective businesses as they are currently being operated or conducted, and is in full compliance with all of the requirements and limitations included in such Permits;

(d) no written notification, demand, request for information, citation or order under any Environmental Law has been issued to or filed against the Company;

(e) the Company has timely filed all reports and notifications required to be filed with respect to all of its properties and facilities and has generated and maintained all required records and data under all applicable Environmental Laws;

(f) to the Company’s Knowledge, no condition has existed or event has occurred with respect to any property or asset that was at any time owned or leased, or any direct or indirect subsidiary that was at any time owned, by the Company, any predecessor to the Company or any Person that is or was an Affiliate of the Company, which property or asset has been sold, transferred or disposed or for which any lease has terminated, that in any case could, with or without notice, passage of time or both, give rise to any present or future liability of the Company pursuant to any Environmental Law; and

(g) no investigation or review is pending or, to the Company’s Knowledge, threatened against the Company by any Governmental Authority under any applicable Environmental Law.

Section 3.19 Insurance. The Company maintains policies of fire and casualty, liability (general, products and other liability), workers’ compensation and other forms of insurance and bonds in such amounts and against such risks and losses as are prudent and insured against by companies engaged in the same or a similar business. All of such policies are in full force and effect and the Company is not in material default of any provision thereof or has received notice of cancellation or termination thereof. Such policies will continue in effect after the consummation of the transactions contemplated by this Agreement until the termination or expiration thereof in accordance with their respective terms.

Section 3.20 Transactions with Affiliates. c) For purposes of this Section 3.20, the term “Affiliated Person” means (i) any holder of capital stock of the Company, (ii) any director or officer of the Company, (iii) any Person that directly or indirectly controls, is controlled by or is under common control with the Company or any holder of capital stock of the Company or (iv) any member of the immediate family of any of such Persons and any Person that directly or indirectly controls, is controlled by or is under common control with any such immediate family member.

(b) Since January 1, 2005, the Company has not, in the ordinary course of business or otherwise, (i) purchased, leased or otherwise acquired any material property or assets or obtained any services from, (ii) sold, leased or otherwise disposed of any material property or assets or provided any services to (except with respect to remuneration for services rendered in the ordinary course of business as director, officer or employee of the Company), (iii) entered into or modified in any manner any contract with or (iv) borrowed any money from, or made or forgiven any loan or other advance (other than expenses or similar advances made in the ordinary course of business) to, any Affiliated Person.

(c) (i) The contracts of the Company do not include any obligation or commitment between the Company, on the one hand, and any Affiliated Person, on the other hand, (ii) the assets of the Company do not include any receivable or other obligation or commitment from an Affiliated Person to the Company and (iii) the liabilities of the Company do not include any payable or other obligation or commitment from the Company to any Affiliated Person except for such obligations or commitments incurred in the ordinary course of business or that are not material.

(d) To the Company’s Knowledge, no Affiliated Person is a party to any contract with any customer or supplier of the Company that affects in any material manner the business of the Company.

Section 3.21 Fees. The Company has not paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated hereby.

Section 3.22 Improper and Other Payments. Neither the Company, its Affiliates, any of its directors, officers, employees, agents or representatives acting on behalf of any of them, nor any other Person acting on behalf of any of them, has (a) made, paid or received any bribes, kickbacks or other similar payments to or from any Person, whether lawful or unlawful, (b) made or paid, directly or indirectly, contributions to a domestic or foreign political party or candidate, or (c) made or paid improper foreign payments (as defined in the Foreign Corrupt Practices Act).

Section 3.23 Customers. The Company has not received any notice (written or oral) that any of its ten largest customers (measure by gross sales in either the twelve-month period ended December 31, 2006 or the nine-month period ended September 30, 2007) intends or expects to terminate, cancel, limit or adversely modify its business relationship with the Company or significantly reduce its level of purchases from the Company. To the extent such Company’s customers are recurring customers, to the Knowledge of the Company, no such customer intends or expects to terminate, cancel, limit or adversely modify its business relationship with the Company or significantly reduce its level of purchases from the Company.

Section 3.24 Accuracy of Statements. Neither this Agreement nor any schedule, exhibit, statement, list, document, certificate or other information furnished or to be furnished by or on behalf of the Company to Purchaser or any representative or Affiliate of Purchaser in connection with this Agreement or any of the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Company that:

Section 4.1 Organization; Power and Authority. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has all requisite corporate power and authority to own and operate its properties and assets and conduct its business and operations as presently being conducted.

Section 4.2 Authorizations; Execution and Validity. Purchaser has all requisite power and authority to execute and deliver this Agreement, perform its obligations hereunder and consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser, constitutes the valid and binding obligation of Purchaser and is enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3 Absence of Conflicts. The execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby will not (a) result in any violation or breach of any provision of the Organizational Documents of Purchaser, (b) result in any violation or breach of, or constitute a default under or an event creating rights of acceleration, termination, amendment, suspension, revocation or cancellation or a loss of rights under, any term or provision of any note, bond, mortgage, indenture, lease, franchise, permit, license, contract or other material instrument or document to which Purchaser is a party or by which its properties or assets are bound or (c) result in any violation of any Requirements of Law or any Court Order applicable to Purchaser or its properties or assets, except for any of the matters referred to in clauses (a) through (c) above which would not reasonably be expected to prevent, impede or otherwise affect in any material respect the transactions contemplated by this Agreement.

Section 4.4 Governmental and Third Party Approvals. There is no requirement applicable to Purchaser to obtain any Consent of, or to make or effect any declaration, filing or registration with, any Governmental Authority or other Person for the valid execution and delivery by Purchaser of this Agreement, the due performance by Purchaser of its obligations hereunder or the lawful consummation by Purchaser of the transactions contemplated hereby.

Section 4.5 Litigation. There are no Legal Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser (a) that relate to this Agreement or any action taken or to be taken by Purchaser in connection with, or which seek to enjoin or obtain monetary damages in respect of, this Agreement or (b) that would reasonably be expect to adversely affect in any material respect the ability of Purchaser to perform its obligations under and consummate the transactions contemplated by this Agreement.

ARTICLE V
INDEMNIFICATION

Section 5.1 General Indemnification by the Company. (a) From and after the Closing, the Company agrees to indemnify and hold harmless each Purchaser Group Member from and against any and all Losses and Expense suffered, incurred or sustained by any such Purchaser Group Member (up to an aggregate of $1,000,000 for all Purchaser Group Members) relating to, in connection with or arising from:

(i) any breach by the Company of any of its covenants hereunder, or any failure of the Company to perform any of its obligations, in this Agreement; or

(ii) any breach of any warranty or the inaccuracy of any representation of the Company contained or referred to in this Agreement.

(b) The indemnification provided for in Section 5.1(a)(ii) shall terminate on the thirty (30) month anniversary of the Closing Date (and no claims shall be made by any Purchaser Group Member under Section 5.1(a)(ii) thereafter), except that the indemnification of Purchaser Group Members shall continue as to:

(i) the representations and warranties set forth in Sections 3.1, 3.2, 3.5, 3.9 and 3.21, as to all of which no time limit shall apply;

(ii) the representations and warranties set forth in Section 3.16 as to which shall survive for the applicable statute of limitations; and

(iii) any Loss or Expense of which any Purchaser Group Member has notified the Company on or prior to the date such indemnification would otherwise terminate in accordance with this Section 5.1, as to which the right of the Purchaser Group Member to be indemnified shall continue until the liability shall have been determined pursuant to this Article V and, if applicable, all Purchaser Group Members shall have been reimbursed for the full amount of such Loss and Expense in accordance with this Article V.

(c) Purchaser acknowledges that, from and after the Closing Date, its sole and exclusive remedy with respect to any and all claims and causes of action relating to this Agreement and the transactions contemplated hereby shall be pursuant to the indemnification provisions set forth in this Section 5; provided, that nothing in this Agreement shall limit either party’s right to recover against the other party with respect to any claim arising from the other party’s fraudulent acts, bad faith or intentional misrepresentation.

ARTICLE VI
GENERAL PROVISIONS

Section 6.1 Survival of Obligations. All representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement; provided, however, that, except as otherwise provided in Article V, the representations and warranties contained in Articles III and IV shall terminate on the thirty (30) month anniversary of the Closing Date. Except as otherwise provided herein, no claim shall be made for the breach of any representation or warranty contained in Article III or IV or under any certificate delivered with respect thereto under this Agreement after the date on which such representations and warranties terminate as set forth in this Section 6.1.

Section 6.2 Amendments. This Agreement may only be amended, modified or supplemented by an instrument in writing executed by an authorized representative of each of Purchaser and the Company.

Section 6.3 Waivers. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) by the party entitled to the benefits of such term, but such waiver shall be effective only if it is in a writing signed by the party entitled to the benefits of such term and against which such waiver is to be asserted. Unless otherwise expressly provided in this Agreement, no delay or omission on the part of any party in exercising any right or privilege under this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right or privilege under this Agreement operate as a waiver of any other right or privilege under this Agreement nor shall any single or partial exercise of any right or privilege preclude any other or further exercise thereof or the exercise of any other right or privilege under this Agreement.

Section 6.4 Notices. Any notices or other communications required or permitted hereunder shall be in writing and shall be sufficiently given (and shall be deemed to have been duly given upon receipt) if sent by overnight mail, registered mail or certified mail, postage prepaid, or by hand, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Purchaser to:

Allegro Biodiesel Corporation
6033 West Century Boulevard
Suite 1090
Los Angeles, California 90045
Attention: President
Facsimile: (310) 670-4107

With a copy to (which shall not constitute effective notice):

Sidley Austin LLP
555 West Fifth Street
Los Angeles, California 90013
Attention: Stephen D. Blevit
Facsimile: (213) 896-6600

If to the Company to:

Community Power Corporation
8110 Shaffer Parkway, Suite 120
Littleton, CO 80127
Attention: Robb Walt
Facsimile: (303) 933-1497

with a copy (which shall not constitute effective notice) to:

Holland & Hart LLP
555 17th Street, Suite 3200
Denver, CO 80202
Attention: Michael Weiner

or to such other address as such party may indicate by a notice delivered to the other party hereto.

Section 6.5 Successors and Assigns; Parties in Interest. This Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. Neither this Agreement nor any rights or obligations hereunder may be assigned without the written consent of the other party; provided, that Purchaser may assign its rights under this Agreement in whole or in part to one or more of its Affiliates except M.A.G Capital LLC; provided, further, that, no assignment shall relieve any party hereto from any of its obligations under this Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties hereto and the Purchaser Group Members (with respect to the provisions of Article V), any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, and no other Person shall be deemed a third-party beneficiary under or by reason of this Agreement.

Section 6.6 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance, shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.

Section 6.7 Entire Agreement. This Agreement (including the Disclosure Schedules and the Exhibits hereto, and the documents and instruments executed and delivered in connection herewith) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings, whether written or oral, among the parties or any of them with respect to the subject matter hereof, and there are no representations, understandings or agreements relating to the subject matter hereof that are not fully expressed in this Agreement and the documents and instruments executed and delivered in connection herewith. All Exhibits and Disclosure Schedules attached to this Agreement are expressly made a part of, and incorporated by reference into, this Agreement.

Section 6.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California for contracts made and to be fully performed in such state, without giving effect to any choice-of-law rules that would require the application of the laws of another jurisdiction.

Section 6.9 Remedies. Each of the parties hereto acknowledges and agrees that (i) the provisions of this Agreement are reasonable and necessary to protect the proper and legitimate interests of the other party hereto and (ii) the other party hereto would be irreparably damaged if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to preliminary and permanent injunctive relief to prevent breaches of the provisions of this Agreement by other party hereto without the necessity of proving actual damages or of posting any bond, and to enforce specifically the terms and provisions hereof, which rights shall be cumulative and in addition to any other remedy to which the parties hereto may be entitled hereunder or at law or equity.

Section 6.10 Disputes. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of any state or federal court located within the State of California for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party hereto further hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum or that such party is not subject to personal jurisdiction in such court.

Section 6.11 Expenses. Except as otherwise expressly provided herein, each of the parties hereto shall bear its own costs and expenses (including fees and disbursements of its counsel, accountants, experts and other financial, legal, accounting or other advisors), incurred by it or its Affiliates in connection with the preparation, negotiation, execution, delivery and performance of this Agreement and each of the other documents and instruments executed in connection with or contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

Section 6.12 Further Assurances. On and after the Closing Date each party hereto shall take such other actions and execute such other documents and instruments reasonably requested by the other party as are reasonably necessary to effectuate the purposes of this Agreement, including the conveyance and transfer of the Common Stock to Purchaser in accordance with the terms of this Agreement.

Section 6.13 No Public Announcement. No party hereto shall, except to the extent required by applicable Requirements of Law, without the approval of the other party hereto, make any press release or other public announcement concerning the transactions contemplated by this Agreement.

Section 6.14 Interpretation. For purposes of this Agreement: (i) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation,” (ii) the word “or” is not exclusive and (iii) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (i) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of and the Exhibits and Schedules attached to this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any rules and regulations promulgated thereunder. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Titles to Articles and headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect meaning or interpretation of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The parties expressly disclaim the holding of, and any interpretative conclusions or determinations reached in, IBP, Inc. v. Tyson Foods, Inc., No. CIV.A. 18373, 2001 Del. Ch. LEXIS 81 (Del. Ch. June 15, 2001), including any requirement that a Material Adverse Change be “durationally significant” or measured over a period of years rather than months.

Section 6.15 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall constitute one instrument binding on the parties, notwithstanding that all the parties are not signatories to the original or the same counterpart.

ARTICLE VII
DEFINITIONS

Section 7.1 Definitions. In this Agreement, the following terms have the meanings specified or referred to in this Section 7.1 and shall be equally applicable to both the singular and plural forms.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

“Affiliated Person” has the meaning specified in Section 3.20(a).

“Agreement” has the meaning specified in the first paragraph of this agreement.

“Audited Financial Statements” has the meaning specified in Section 3.6.

“Balance Sheet Date” means July 31, 2007.

“Business Day” means any day except a Saturday, Sunday or United States federal holiday.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq.

“Closing” has the meaning specified in Section 2.1.

“Closing Date” has the meaning specified in Section 2.1.

“Closing Shares” has the meaning specified in Section 1.1.

“Code” means the Internal Revenue Code of 1986.

“Common Stock” has the meaning specified in the first recital of this Agreement.

“Company” has the meaning specified in the first paragraph of this Agreement.

“Company Agreements” has the meaning specified in Section 3.12.

“Company Disclosure Schedule” has the meaning specified in Article III.

“Company Plan” means all existing bonus, incentive, deferred compensation, pension, retirement, thrift, savings, employee ownership, equity-based arrangement or award, severance, welfare and fringe benefit plans, unemployment benefits, sick leave, vacation pay, salary continuation for disability, scholarship program, employment or severance contracts and all similar practices, policies and arrangements in which any current or former employee, consultant, limited partner or director of the Company participates or to which any is a party, or under which the Company has any liability or obligation.

“Company’s Knowledge” means, as to a particular matter, the knowledge of each of Robb Walt and Art Lilley. The foregoing individuals shall be deemed to have “knowledge” of a particular fact or matter if such individual is actually aware of such fact or matter, or if the performance of such individual’s duties would, in the normal course of the Company’s affairs, result in such individual having knowledge of such fact or matter.

“Consent” means any consent, waiver, license, approval or authorization required to be obtained from any Governmental Authority of any third Person.

“Copyrights” means United States and foreign copyrights, copyrightable works and mask works, whether registered or unregistered, and pending applications to register the same.

“Court Order” means any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal and any award in any arbitration proceeding.

“Enforceability Exceptions” means, with reference to the enforcement of the terms and provisions of this Agreement or any other contract, that the enforcement thereof is or may be subject to the effect of (i) applicable bankruptcy, receivership, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and other similar laws relating to or affecting the enforcement of the rights and remedies of creditors or parties to executory contracts generally; (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity) and the exercise of equitable powers by a court of competent jurisdiction; and (iii) applicable law or public policy limiting the enforcement of provisions providing for the indemnification of any Person.

“Environmental Laws” means any and all past, present and future applicable laws (including statutes, regulations and common law) of the United States, any state, any political subdivision of either of them or any other national or political subdivision for the protection of the environment or human health and safety, including judgments, awards, decrees, regulations, rules, standards, requirements, orders and Permits issued by any court, administrative agency or commission or other Governmental Authority under such laws, and shall include CERCLA, the Clean Air Act (42 U.S.C. §§ 7401 et seq.), RCRA, the Clean Water Act (33 U.S.C. §§ 1251 et seq.), the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.), the Toxic Substance Control Act (15 U.S.C. §§ 2601 et seq.) and the Safe Drinking Water Act (42 U.S.C. §§ 300f et seq.) as well as any and all state or local laws that relate to pollution, contamination of the environment, human health or safety and all future amendments to such laws, and all past, present and future regulations, rules, standards, requirements, orders and Permits issued thereunder.

“Equity Interests” means (i) with respect to any corporation, all shares, interests, participations or other equivalents of capital stock of such corporation, however designated, and (ii) with respect to any partnership or limited liability company, all partnership or limited liability company interests, units, participations or equivalents of partnership or limited liability company interests of such partnership or limited liability company, however designated.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which would be considered a single employer with the Company pursuant to Section 414(b), (c), (m) or (o) of the Code and Treasury Regulations promulgated under those sections or pursuant to Section 4001(b) of ERISA and the Treasury Regulations promulgated thereunder.

“Expenses” means any and all expenses incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder (including court filing fees, court costs, arbitration fees or costs, witness fees and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, accountants and other professionals).

“Financial Statements” has the meaning specified in Section 3.6.

“Governmental Authority” means any foreign, federal, state, provincial, local or other governmental authority or regulatory body and any of their respective subdivisions, agencies, instrumentalities, authorities or tribunals.

“Intellectual Property” means Copyrights, Patent Rights, Trademarks and Trade Secrets.

“Legal Proceeding” means any judicial, administrative or arbitral action, suit or proceeding (whether public or private and whether civil, criminal or administrative) by or before any court, panel, tribunal, commission or other Governmental Authority.

“Lien” means any lien, claim, charge, security interest, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title or other restriction of any kind.

“Losses” means any and all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, expenses, deficiencies or other charges.

“Material Adverse Change” means an effect, event, development or change that, individually or in the aggregate, (i) is, or would reasonably be expected to be, materially adverse to the business, properties, assets, results of operations, prospects or condition (financial or otherwise) of the Company or (ii) affecting the Company that would reasonably be expected to prevent impede or otherwise affect in any material respect the consummation of the transactions contemplated by this Agreement.

“Organizational Documents” means in the case of any Person that is an entity, its certificate or articles of incorporation or formation, bylaws, limited liability company agreement, partnership agreement or similar charter document, as the case may be.

“Patent Rights” means United States and foreign patents, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, inventions (whether or not patentable or reduced to practice) and improvements thereto.

“Permits” has the meaning specified in Section 3.17(a).

“Permitted Liens” means (a) liens for Taxes and other governmental charges and assessments arising in the ordinary course of business which are not yet due and payable, (b) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable and (c) other liens or imperfections on property which are not material in amount, do not interfere with and are not violated by the consummation of the transactions contemplated by this Agreement and do not materially detract from the value or marketability of, or materially impair the existing use of, the property affected by such lien or imperfection.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Authority.

“Purchaser” has the meaning specified in the first paragraph of this Agreement.

“Purchaser Group Member” means (a) Purchaser and its Affiliates, (b) their respective directors, officers, employees, agents, attorneys and consultants and (c) successors and assigns of the foregoing.

“RCRA” means the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.

“Requirements of Law” means any foreign, federal, state and local laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Governmental Authority (including those pertaining to electrical, building, zoning, subdivision, land use and Environmental Laws) or common law.

“Software” means computer software programs and software systems, including all databases, compilations, tool sets, compilers, higher level or “proprietary” languages, and related documentation and materials, whether in source code, object code or human readable form.

“Tax” (and, with correlative meaning, “Taxes”) means (A) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under section 59A of the Code), escheat payments or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority and (B) any liability for the payment of amounts determined by reference to amounts described in clause (A) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation under any Tax sharing or indemnity arrangement.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Trade Secrets” means confidential ideas, trade secrets, know-how, concepts, methods, processes, formulae, reports, data, customer lists, mailing lists, business plans or other proprietary information.

“Trademarks” means United States, state and foreign trademarks, service marks, logos, trade dress and trade names (including all assumed and fictitious names under which the Company is conducting business or has within the previous five years conducted business), whether registered or unregistered, and pending applications to register the foregoing.

* * * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

ALLEGRO BIODIESEL CORPORATION

By:	/s/ Bruce Comer
Name:	Bruce Comer
Title:	Chief Executive Officer

COMMUNITY POWER CORPORATION

By:	/s/ Arthur W. Lilley
Name:	Arthur W. Lilley
Title:	Chairman

CONVERTIBLE PROMISSORY NOTE
OF
ALLEGRO BIODIESEL CORPORATION

U.S. $1,000,000.00	November 21, 2007

For value received, Allegro Biodiesel Corporation, a Delaware corporation (the "Company"), with principal offices at 6033 West Century Blvd., Suite 1090, Los Angeles, California 90045, hereby promises to pay to Monarch Pointe Fund, Ltd. ("Holder"), or its registered assigns, the principal sum of ONE MILLION Dollars ($1,000,000) (the "Principal Amount"), or such lesser amount as shall then equal the outstanding principal amount hereunder, together with interest compounded quarterly on the unpaid principal balance at a rate equal to seven percent (7.0%) per annum, computed on the basis of the actual number of days elapsed and a year of 365 or 366 days as the case may be, from the date of this Note, until the principal amount and all interest accrued thereon are paid (or converted, as provided in Section 3 hereof).

An amount equal to the then unpaid Principal Amount together with any then unpaid accrued interest on the Principal Amount (the "Maturity Payment") shall be due and payable on March 31, 2008 (the "Maturity Date"), at the principal offices of the Company or by mail to the address of the registered holder of this Note in lawful money of the United States, unless this Note shall have been previously converted pursuant to Section 2 hereof. The Maturity Payment shall be paid prior to any distributions by the Company to holders of Company equity securities in respect of such securities.

The following is a statement of the rights of Holder and the conditions to which this Note is subject, and to which Holder hereof, by the acceptance of this Note, agrees:

1.  DEFINITIONS. The following definitions shall apply for all purposes of this Note:

1.1  "Company" means the "Company" as defined above and includes any corporation which shall succeed to or assume the obligations of the Company under this Note.

1.2  "Conversion Price" means $0.65 per share of Conversion Stock.

1.3  "Conversion Stock" means the Common Stock, par value $0.01 per share, of the Company. The number and character of the Conversion Stock are subject to adjustment as provided herein.

1.4  "Holder" means any person who shall at the time be the registered holder of this Note.

1.5  "Note" means this Convertible Promissory Note.

2.  CONVERSION.

2.1  Election. The Holder or may elect to convert all or part of the outstanding principal amount of and any accrued but unpaid interest on this Note, into shares of Conversion Stock at the Conversion Price then in effect. The Holder may make such an election by delivery of a notice to the Company, together with this Note. The Company, at its option, may require the Holder to convert all, or a portion, of the outstanding principal amount of and any accrued but unpaid interest on this Note by delivery of written notice to the Holder.

U.S. $1,000,000.00	November 21, 2007

2.2  Issuance of Conversion Stock. As soon as practicable after conversion of this Note, the Company at its expense will cause to be issued in the name of and delivered to the Holder, a certificate or certificates for the number of shares of Conversion Stock to which the Holder shall be entitled upon such conversion (bearing such legends as may be required by applicable state and federal securities laws in the opinion of legal counsel of the Company, by the Company's Certificate of Incorporation or Bylaws, or by any agreement between the Company and the Holder), together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note. Such conversion shall be deemed to have been made on the date of delivery of the applicable conversion notice, together with this Note. No fractional shares will be issued upon conversion of this Note. If upon any conversion of this Note, a fraction of a share would otherwise result, then in lieu of such fractional share the Company will pay the cash value of that fractional share, calculated on the basis of the then current market price of the Company's common stock, as determined in good faith by the Board of Directors of the Company.

3.  ADJUSTMENT PROVISIONS. The number and character of shares of Conversion Stock issuable upon conversion of this Note and the Conversion Price therefor, are subject to adjustment upon occurrence of the following events between the date this Note is issued and the date it is converted:

3.1  Adjustment for Stock Splits, Stock Dividends, Recapitalizations, etc. The Conversion Price of this Note and the number of shares of Conversion Stock issuable upon conversion of this Note shall each be proportionally adjusted to reflect any stock dividend, stock split, reverse stock split, reclassification, recapitalization or other similar event affecting the number of outstanding shares of Conversion Stock unless the conversion ratio of such Conversion Stock already reflects such event.

3.2  Adjustment for Other Dividends and Distributions. In case the Company shall make or issue, or shall fix a record date for the determination of eligible holders of Conversion Stock entitled to receive, a dividend or other distribution payable with respect to their shares of Conversion Stock that is payable in (a) securities of the Company (other than issuances with respect to which adjustment is made under Section 3.1), or (b) assets (other than cash dividends paid or payable solely out of retained earnings), then, and in each such case, the Holder, upon conversion of this Note at any time after the consummation, effective date or record date of such event, shall receive, in addition to the shares of Conversion Stock issuable upon such conversion prior to such date, the securities or such other assets of the Company to which the Holder would have been entitled upon such date if the Holder had converted this Note immediately prior thereto (all subject to further adjustment as provided in this Note).

U.S. $1,000,000.00	November 21, 2007

3.3  Conversion or Exchange of Stock. In case all the authorized Conversion Stock of the Company is converted, pursuant to the Company's Certificate of Incorporation, into other securities or property, or the Conversion Stock otherwise ceases to exist, then, in such case, the Holder, upon conversion of this Note at any time after the date on which the Conversion Stock is so converted or ceases to exist (the "Termination Date"), shall receive, in lieu of the number of shares of Conversion Stock that would have been issuable upon such conversion immediately prior to the Termination Date (the "Former Number of Shares of Conversion Stock"), the stock and other securities and property which the Holder would have been entitled to receive upon the Termination Date if the Holder had converted this Note with respect to the Former Number of Shares of Conversion Stock immediately prior to the Termination Date (all subject to further adjustment as provided in this Note).

3.4  Notice of Adjustments. The Company shall promptly give written notice of each adjustment or readjustment of the Conversion Price or the number of shares of Conversion Stock or other securities issuable upon conversion of this Note. The notice shall describe the adjustment or readjustment and show in reasonable detail the facts on which the adjustment or readjustment is based.

3.5  No Change Necessary. The form of this Note need not be changed because of any adjustment in the Conversion Price or in the number of shares of Conversion Stock issuable upon its conversion.

3.6  Reservation of Stock. If at any time the authorized number of shares of Conversion Stock or other securities issuable upon conversion of this Note shall not be sufficient to effect the conversion of this Note, the Company will use its commercially reasonable efforts to take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Conversion Stock or other securities issuable upon conversion of this Note as shall be sufficient for such purpose.

4.  NO RIGHTS OR LIABILITIES AS SHAREHOLDER. This Note does not by itself entitle the Holder to any voting rights or other rights as a shareholder of the Company. In the absence of conversion of this Note, no provisions of this Note, and no enumeration herein of the rights or privileges of the Holder, shall cause the Holder to be a shareholder of the Company for any purpose.

5.  NO IMPAIRMENT. The Company will not, by amendment of its Certificate of Incorporation or Bylaws, or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, willfully avoid or seek to avoid the observance or performance of any of the terms of this Note, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder under this Note against wrongful impairment. Without limiting the generality of the foregoing, the Company will take all such action as may be necessary or appropriate in order that the Company may duly and validly issue fully paid and nonassessable shares of Conversion Stock upon the conversion of this Note.

U.S. $1,000,000.00	November 21, 2007

6.  DEFAULT. An "Event of Default" will occur if any of the following happens:

(a)  The Company fails to make any payment when due hereunder and such default is not cured within a ten (10) day period after the Holder has given the Company written notice of such default;

(b)  The Company breaches any material obligation to the Holder under this Note (other than the payment of principal and interest) and such default is not cured within a thirty (30) day period after the Holder has given the Company written notice of such default; or

(c)  A receiver is appointed for any material part of the Company's property, the Company makes an assignment for the benefit of creditors, or the Company becomes a debtor or alleged debtor in a case under the U.S. Bankruptcy Code or becomes the subject of any other bankruptcy or similar proceeding for the general adjustment of its debts and such proceeding is not dismissed or stayed within sixty (60) days from the date of commencement thereof.

Upon the occurrence of any Event of Default, the Maturity Payment shall become immediately due and payable in full without further notice or demand by Holder.

7.  PREPAYMENT. The Company may prepay, in whole or in part, at any time or from time to time, the unpaid balance of this Note.

8.  ATTORNEYS' FEES. In the event any party is required to engage the services of any attorneys for the purpose of enforcing this Note, or any provision thereof, the prevailing party shall be entitled to recover its reasonable expenses and costs in enforcing this Note, including attorneys' fees.

9.  INVESTOR REPRESENTATIONS. The Holder represents and warrants that (i) it is acquiring the Note and will acquire any Conversion Shares upon conversion hereof for investment purposes only and not with a view for resale or distribution thereof, and (ii) it is an “accredited investor” as defined under Regulation D of the Securities Act of 1933, as amended.

10.  TRANSFER. This Note may be assigned, conveyed or transferred without the prior written consent of the Company to any person or entity; provided that such transferee executes an acknowledgement that such transferee is subject to all the terms and conditions of this Note and such transfer is made in compliance with State and Federal securities law, as reasonably determined by the Company. The rights and obligations of the Company and the Holder under this Note and the Purchase Agreement shall be binding upon and benefit their respective permitted successors, assigns, heirs, administrators and transferees.

11.  GOVERNING LAW. This Note shall be governed by and construed under the internal laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California, without reference to principles of conflict of laws or choice of laws.

U.S. $1,000,000.00	November 21, 2007

12.  HEADINGS. The headings and captions used in this Note are used only for convenience and are not to be considered in construing or interpreting this Note. All references in this Note to sections and exhibits shall, unless otherwise provided, refer to sections hereof and exhibits attached hereto, all of which exhibits are incorporated herein by this reference.

13.  NOTICES. Any notice required or permitted under this Note shall be given in writing and shall be deemed effectively given (i) at the time of personal delivery, if delivery is in person; (ii) one (1) business day after deposit with an express overnight courier for United States deliveries, or two (2) business days after such deposit for deliveries outside of the United States, with proof of delivery from the courier requested; or (iii) three (3) business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries when addressed to the party to be notified at the address indicated for such party on the signature page hereto, or at such other address as any party may designate by giving ten (10) days' advance written notice to the other party.

14.  AMENDMENTS AND WAIVERS. This Note may be amended and provisions may be waived only by a writing executed by the Company the Holder.

15.  SEVERABILITY. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

[Signature Page to Follow]

U.S. $1,000,000.00	November 21, 2007

IN WITNESS WHEREOF, the Company has caused this Note to be signed in its name as of the date first above written.

THE COMPANY

By:	/s/ Bruce Comer
Name:	Bruce Comer
Title:	Chief Executive Officer
Address:

AGREED AND ACKNOWLEDGED:
THE HOLDER

By:	/s/ David Firestone
Name:	David Firestone
Title:	Managing Partner
Address:

Allegro Biodiesel Acquires Minority Stake in Community Power Corporation
Progress Towards Potential Strategic Acquisition in 2008

Los Angeles, November 29, 2007 – Allegro Biodiesel Corporation (OTCBB:ABDS) today announced that it has invested $1 million to acquire a minority stake in privately-held Community Power Corporation (CPC) based in Littleton, Colorado, a leading developer of small modular bioenergy technology and products. These systems gasify a wide range of biomass residues to generate power and heat, and produce synthetic fuels that substitute for fossil fuels such as natural gas, propane and diesel.

The investment follows Allegro’s previously announced extension of a $500,000 bridge loan to CPC and represents a further step in the company’s strategy to potentially acquire a controlling stake in CPC. Terms of the transaction are disclosed in Allegro’s Form 8-K filed with the SEC today.

Allegro Biodiesel Chief Executive Officer Bruce Comer said, “This equity investment move us closer our goal of acquiring CPC, which is recognized by the U.S. Department of Energy and others as having one of the most promising technologies for converting biomass to clean energy in ‘real world’ commercial applications. This is an important milestone for transforming Allegro into a diversified company in the biofuels and bioenergy industry.”

Since 1995, CPC has received more than $12 million in R&D funding and technical assistance from the U.S. Department of Energy (DOE/NREL), the U.S. Department of Agriculture (USDA/US Forest Service), the U.S. Department of Defense (USDOD/US Army), the California Energy Commission (CEC), and other organizations. Under these R&D projects, since 1998 CPC has built and shipped 24 modular biopower units to product development and demonstration sites in the U.S., the Philippines and El Salvador.

The company's proprietary gasification system has successfully processed over 30 different biomass feedstocks including wood, nutshells, grasses, paper and plastics. Marketed under the BioMax® trade name, the systems are designed for on-site conversion of biomass residues to clean energy for farms, schools, small manufacturing enterprises, communities, military encampments and other on-grid and off-grid applications.

Recent Success in Northern California
A BioMax 50, funded in part by the California Energy Commission, began operating earlier this month at an organic walnut farm in Northern California, Dixon Ridge Farms in Winters, Calif., where the system is now converting on-site walnut hulls into power and heat.

The power produced by the BioMax unit is used to operate electrical loads on the farm while heat and gas produced by the BioMax is redirected into walnut dryers. In addition to substantial savings on his electricity bill, Dixon Ridge Farms’ owner Russ Lester estimates that the system will eliminate the need for the 9,000 gallons of propane used during a typical four- to five-week drying season for the farm’s walnuts. An application has been filed with Pacific Gas & Electric Company (PG&E) to interconnect the system to the grid. By the end of 2008, BioMax and LiquiMax systems are planned to supply all of the power, heat, and synthetic diesel fuel needed to make the farm energy independent.

CPC co-founder Robb Walt, who attended the November 14 start-up of the BioMax unit at Dixon Ridge Farms, said, “Using otherwise wasted hulls from walnut farming to create clean energy for use on the farm is a perfect application of our biomass conversion technology. We are especially proud to be helping an organic walnut farm toward its stated goal of energy self-sufficiency.”

U.S. Department of Energy Support
The U.S. Department of Energy instituted a Small Modular Biomass Initiative with a focus on developing systems capable of generating 5 kW to 5 MW of power and competing with large plants. Phase I of this program evaluated ten commercial designs. Phase II of the program selected CPC and three other companies of the original ten as having commercially viable designs. A 2005 DOE document noted, “During phase II, the U. S. Department of Agriculture Forest Service became keenly interested in the Community Power Corporation technology as a potential solution to managing the enormous volumes of biomass that will need to be removed from the nation’s forests for fire mitigation.”

Mr. Comer concluded, “CPC’s biomass conversion process has broad support from the U.S. government because it can convert waste into energy in a manner that is sustainable and environmentally sound. Our goal is to act as a catalyst in bringing about the widespread adoption of this technology in any situation where the use of fossil fuels can be eliminated or reduced.”

About Community Power Corporation (CPC)
CPC was co-founded by renewable energy industry veterans Robb Walt and Art Lilley, both of whom had long tenures with Westinghouse. In 1998, the company was one of four companies to receive funding from the U.S. Department of Energy to develop small modular biomass power systems.

The unique BioMax gasification process has been proven successful across a broad range of biomass materials such as wood chips, nut shells (walnut, almond pecan, coconut, etc.), pelletized switchgrass, pelletized fruit skins, as well as cardboard and paper mixed with synthetic materials such as plastic utensils.

In a typical setting, a BioMax system (in combined heat- and power-mode) converts approximately two pounds of dry biomass to one kWh of electricity and two kWh of thermal energy. When commercialized, CPC's new Fischer-Tropsch process module ("LiquiMax") addition to the BioMax system will convert approximately one ton of biomass to 50 gallons of synthetic diesel fuel. These systems generate no hazardous waste, and were independently tested and found to meet California Air Emission Standards for small generators.

CPC is based in Littleton, Colorado and has 26 full-time employees. More information is available at the company's web site at www.gocpc.com.

About Allegro
Allegro Biodiesel Corporation is a producer and distributor of biodiesel fuel. Allegro operates a production facility located in Pollock, Louisiana that uses renewable agricultural-based feedstock to produce biodiesel. Allegro began sales in April 2006, becoming the first operational biodiesel producer in the state of Louisiana. For more information, click here or visit the company's website at www.allegrobiodiesel.com.

Forward Looking Statements
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. To the extent that this press release discusses expectations about market conditions, market acceptance, future sales, future financial performance, future disclosures, or otherwise statements about the future: such statements are forward-looking and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from the statements made. These factors include the risks associated with the ability of the parties to reach agreement on and close the transactions discussed herein, our ability to obtain financing to fund our operations and to complete the transactions discussed herein, risks associated with CPC's business, our limited operating history, our ability to manage future acquisitions and expand operations and to implement the use of alternative feedstocks, our ability to obtain contracts with suppliers of raw materials and with distributors of our products, the risks inherent in the mutual performance of such supplier and distributor contracts, our performance and efficiency in producing biodiesel, and other risk factors discussed in the Risk Factors, Business Description and Management's Discussion and Analysis sections of Allegro's Registration Statement on Form SB-2, which was declared effective by the SEC on June 13, 2007, its Annual Report on Form 10-KSB for the year ended December 31, 2006, and subsequent Quarterly Reports on Form 10- QSB and current reports on Form 8-K. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or simply state future results, performance or achievements of Allegro and can be identified by the use of forward-looking language such as "believe," "anticipate," "expect," "estimate," "intend," "plan," "forecast," "project," and variations of such words with similar meanings. Allegro does not undertake any obligation to update any forward-looking statements to reflect future events or circumstances after the date of such statements.